November 21, 2024

Adam Gishen
Chief Executive Officer
FACT II Acquisition Corp.
14 Wall Street, 20th Floor
New York, NY 10005

       Re: FACT II Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 18, 2024
           File No. 333-281593
Dear Adam Gishen:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2024 letter.

Amendment No.3 to Registration Statement on Form S-1
Cover Page

1. We reissue prior comment 1. Please clarify that Sponsor HoldCo and the non-
       managing HoldCo investors will be issued the restricted Class A shares at no additional price. Also clarify in the risk factor heading on page 82 that the non-
       managing HoldCo investors have a conflict of interest as a result of their ownership of the restricted Class A shares which were issued as a "sweetener."
2. We note your response to prior comment 2. Please disclose how many investors have indicated an interest in purchasing units in the offering here and throughout the filing.
        Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related
 November 21, 2024
Page 2

matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-
551-3713 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Brandon J. Bortner, Esq.